FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 27, 2014

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Mobile TeleSystems Announces Financial Results for the First Quarter Ended March 31, 2014

May 27, 2014

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the leading telecommunications provider in Russia and the CIS, today announces its unaudited US GAAP financial results for the three months ended March 31, 2014.

Key Financial Highlights of Q1 2014

•                  Consolidated Group revenues increased 5% y-o-y to RUB 98 billion

•                  Mobile service revenue in Russia rose 7% y-o-y to RUB 68 billion

•                  Data traffic revenue in Russia grew 42% y-o-y to RUB 14 billion

•                  Consolidated Group OIBDA(1) up 5% y-o-y to RUB 41 billion

•                  Group OIBDA margin improved 0.1 pp to 42.5%

•                  Consolidated net income(2) of RUB 13 billion

•                  Free cash-flow from continuing operations(3) grew 40% to RUB 34 billion for the first three months of 2014

Key Corporate and Industry Highlights

•                  Announced new 3D Strategy: Data, Differentiation, Dividends

•                  Launched LTE network in Tatarstan, Primorsky Krai, Sverdlovsk Region, St. Petersburg , Leningrad Region, Adygeya, Komi, Tver region, Stavropol Krai, Novgorod Region

•                  Concluded a credit facility with Citibank Europe PLC and Swedish Export Credit Corporation for up to $300 mln (RUB 10.9 bln at the date of conclusion) supported by Sweden’s Exportkreditnamnden (EKN)

•                  Appointed Mr. Valery Shorzhin as Vice President for Procurement and Administration, Member of the Executive Board

•                  Annual dividend recommendation by the MTS Board of RUB 18.6 per ordinary MTS share (RUB 37.2 per ADR), or a total of RUB 38.435 bln based on the full-year 2013 financial results, upon acceptance by the AGM and completion of this payment, MTS will have paid out up to RUB 49.2 bln rubles based on fiscal year 2013 financial results

(1)   See Attachment A for definitions and reconciliation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures.

(2)   Attributable to the Group.

(3)   See Attachment B for reconciliation of free cash-flow to net cash provided by operating activity.

•                  Acquired a 10.82% stake in Ozon Holdings (“Ozon”), the leading Russian e-commerce company, through an additional share issuance for $75 mln (RUB 2.7 billion at the date of transaction)

•                  Sold the remaining 49% stake in Business-Nedvizhimost CJSC to Sistema JSFC  for a price of RUB 3.1 bln

•                  Redeemed the remaining amount of RUB 15 bln series 04 bond

•                  Appointed Mr. Andrei Ushatskiy as Vice President, Chief Technology and Information Officer, Member of the Executive Board

Commentary

Commented Andrei Dubovskov, President and Chief Executive Officer of MTS, “For the period we witnessed a continuation of the drivers of growth and profitability that have been seen over the previous 1 to 2 years.  Revenue for the Group grew 5% year-over-year to 97.6 billion rubles.  In each of our markets of operations we continue to see many positive trends, including rising usage of voice and strong data adoption in virtually all customer segments; benefits in data adoption from our focus in retail in Russia on sales of low-cost devices; both internal data and independent sources confirm MTS’s leadership in network speed, customer service, brand and other important factors that contribute to our leading customer experience; and high-levels of profitability in each our markets.”

Vasyl Latsanych, Vice President, Marketing and Chief Marketing Officer, continued, “In Q1, our Russian business grew 5% year-over-year to 87.3 billion rubles.  Driving this growth was our mobile business, which grew over 7% year-over-year, which was largely driven by the adoption of data plans as smartphone penetration among our active subscribers reached almost 35%, and our data attach rate increased to over 42%.  This contributed to an increase in data traffic revenue of 42% year-over-year.  Sales of handsets increased 8% year-over-year reflecting rising demand for higher-quality, low-cost smartphones, and we continued to see strong additions of high-value subscribers for the period.  Our sales of SIM-cards continue to be both consistent and sustainable; churn in Russia was stable at 9.1% for the quarter, which was still lower than by 40 basis points compared to Q1 2013.”

Mr. Latsanych continued, “Our fixed business recorded a slight decline under 2% year-on-year.  Steady growth in our Moscow-based GPON additions and the migration of older, ADSL customers was offset by the falling numbers of traditional, fixed-line telephony services.  At the end of the period, we realized 900,000 telephony subscribers and over 300,000 Internet/pay-tv customers through our GPON network in Moscow.  In the regions, we also saw modest growth due to the on-going modernization of our networks and closer integration of acquired businesses.

“In Ukraine, we continue to see volatility in the market.  Revenues grew year-over-year by 1.4% to 2.4 million hryvnas.  In Armenia, revenue fell by over 3% year-over-year to nearly 17.1 billion drams. Competitive pressures and the slowing macroeconomic environment may impact our performance, but we remain the dominant operator in this market.  In Turkmenistan, we delivered a year-on-year increase of 36% in revenues up to nearly 66 million manats. Operating indicators are characteristically volatile for an early-stage business, but more importantly we are steadily growing our subscriber base. Further investments in coverage, capacity and 3G/UMTS will allow us to realize further growth in this market.”

Concluded Mr. Dubovskov, “Naturally we must acknowledge the macro-economic issues that we face.  Since last year, estimates of GDP performance in our core markets have moved downward, and we witnessed currency volatility in Russia and Ukraine.  This may impact our performance, but for now, we continue to see steady, profitable growth throughout our markets of operation.  But this is not necessarily new for us.  As we have seen in the past, our sensible strategy, organizational strengths and focus on efficiency will provide us with the flexibility to manage our macroeconomic risks and continue to create value for our shareholders.”

Additional Information

MTS continues to see sustained macroeconomic volatility in its markets of operations that may impact the financial and operational performance throughout the Group

This press release provides a summary of some of the key financial and operating indicators for the period ended March 31, 2014. For full disclosure materials, please visit http://www.mtsgsm.com/resources/reports/.

Financial Summary

RUB mln	Q1’14	Q1’13	y-o-y	Q4’13	q-o-q
Revenues	97,562	92,854	5.1%	104,751	-6.9%
OIBDA	41,451	39,347	5.3%	44,988	-7.9%
- margin	42.5%	42.4%	+0.1pp	42.9%	-0.4pp
Net operating income	23,437	21,578	8.6%	27,219	-13.9%
- margin	24.0%	23.2%	+0.8pp	26.0%	-2.0pp
Net income from continuing operations	13,025	12,911	+0.9%	19,750	-34.1%
- margin	13.4%	13.9%	-0.5pp	18.9%	-5.5pp
Net income attributable to the Group	13,025	12,963	+0.5%	19,750	-34.1%
- margin	13.4%	14.0%	-0.6pp	18.9%	-5.5pp

Russia Highlights

RUB mln	Q1’14	Q1’13	y-o-y	Q4’13	q-o-q
Revenues(4)	87,252	82,748	5.4%	94,154	-7.3%
- mobile	67,965	63,391	7.2%	71,556	-5.0%
- fixed	15,184	15,454	-1.8%	16,725	-9.2%
-sales of handsets & accessories	6,065	5,640	7.5%	7,760	-21.8%
OIBDA	37,773	35,847	5.4%	41,107	-8.1%
- margin	43.3%	43.3%	stable	43.7%	-0.4pp
Net income	9,610	11,833	-18.8%	17,117	-43.9%
- margin	11.0%	14.3%	-3.3pp	18.2%	-7.2pp

	Q1’13	Q2’13	Q3’13	Q4’13	Q1’14
ARPU (RUB)	292.1	305.8	318.7	314.8	299.2
MOU (min)	310	332	337	345	325
Churn rate (%)	9.5%	9.4%	9.1%	9.0%	9.1%

Ukraine Highlights

UAH mln	Q1’14	Q1’13	y-o-y	Q4’13	q-o-q
Revenues	2,418	2,384	1.4%	2,441	-0.9%
OIBDA	1,236	1,227	0.7%	1,276	-3.1%
- margin	51.1%	51.5%	-0.4pp	52.3%	-1.2pp
Net income	1,034	504	105.4%	636	62.7%
- margin	42.8%	21.1%	+21.7pp	26.1%	+16.7pp

(4) Revenue, net of intercompany between mobile and fixed.

	Q1’13	Q2’13	Q3’13	Q4’13	Q1’14
ARPU (UAH)	37.40	38.32	38.92	35.08	34.93
MOU (min)	600	580	561	557	544
Churn rate (%)	6.7%	6.0%	6.6%	6.8%	6.3%
SAC (UAH)	51.9	56.2	57.1	53.3	49.4
- dealer commission	30.6	30.2	36.7	29.7	29.4
- adv&mktg	12.3	16.8	12.6	14.8	12.1
- handset subsidy	1.6	1.2	0.6	0.9	0.7
- SIM card & voucher	7.3	8.0	7.1	7.8	7.2

Armenia Highlights

AMD mln	Q1’14	Q1’13	y-o-y	Q4’13	q-o-q
Revenues	17,138	17,803	-3.7%	19,778	-13.3%
OIBDA	7,802	8,947	-12.8%	5,298	47.3%
- margin	45.5%	50.3%	-4.8pp	26.8%	+18.7pp
Net income/(loss)	1,855	2,670	-30.5%	(1,442)	n/a
- margin	10.8%	15.0%	-4.2pp	n/a	n/a

	Q1’13	Q2’13	Q3’13	Q4’13	Q1’14
ARPU (AMD)	2,433.6	2,750.2	3,108.2	2,690.6	2,316.3
MOU (min)	330	365	389	398	399
Churn rate (%)	8.2%	8.6%	8.0%	6.5%	6.3%
SAC (AMD)	6,506.2	6,287.4	6,077.1	6,800.7	5,129.8

Turkmenistan Highlights

TMT mln	Q1’14	Q1’13	y-o-y	Q4’13	q-o-q
Revenues	66	48	36.1%	72	-8.4%
OIBDA	26	13	94.7%	44	-41.1%
- margin	39.0%	27.2%	+11.8pp	60.6%	-21.6pp
Net income	21	13	67.1%	39	-46.7%
- margin	31.8%	25.8%	+6.0pp	54.6%	-22.8pp

	Q1’13	Q2’13	Q3’13	Q4’13	Q1’14
ARPU (TMT)	9.7	11.1	12.0	11.9	11.0
MOU (min)	473	527	541	531	505
Churn rate (%)	n/a	17%	6.7%	11.1%	11.5%
SAC (TMT)	9.5	13.6	18.1	22.1	23.9

CAPEX Highlights

RUB mln	FY 2011	FY 2012	FY 2013	Q1’14
Russia	66,869	82,896	70,910	9,257
- as % of rev	21.4%	24.5%	20.0%	10.6%
Ukraine	4,487	4,125	8,840	608
- as % of rev	13.4%	10.9%	22.2%	6.4%
Armenia	1,344	751	1,093	80
- as % of rev	22.8%	12.5%	17.5%	5.5%
Turkmenistan	n/a	11	732	145
- as % of rev	n/a	3.4%	25.8%	18.0%
Group	72,798	87,783	81,575	10,091
- as % of rev	20.9%	23.2%	20.5%	10.3%

* * *

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Corporate Finance & Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/ and follow us on Twitter: JoshatMTS

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia and the CIS, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 200 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

Attachments to the First Quarter 2014
Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-GAAP financial measures, may differ.

Operating Income before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations and comprehensive income. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

Group (RUB mln)	Q1’13	Q2’13	Q3’13	Q4’13	Q1’14
Operating income	21,578	25,566	27,395	27,219	23,437
Add: D&A	17,770	18,819	18,895	17,769	18,014
OIBDA	39,347	44,385	46,290	44,988	41,451

Russia (RUB mln)	Q1’13	Q2’13	Q3’13	Q4’13	Q1’14
Operating income	20,865	22,977	25,167	25,865	22,464
Add: D&A	14,982	16,245	16,356	15,243	15,310
OIBDA	35,847	39,222	41,523	41,107	37,773

Ukraine (RUB mln)	Q1’13	Q2’13	Q3’13	Q4’13	Q1’14
Operating income	2,261	2,978	3,397	3,109	2,634
Add: D&A	2,411	2,236	2,165	2,085	2,256
OIBDA	4,672	5,214	5,562	5,194	4,890

Armenia (RUB mln)	Q1’13	Q2’13	Q3’13	Q4’13	Q1’14
Operating income/(loss)	280	447	601	(27)	221
Add: D&A	385	345	382	448	440
OIBDA	665	791	983	420	662

Turkmenistan (RUB mln)	Q1’13	Q2’13	Q3’13	Q4’13	Q1’14
Operating income	138	229	305	488	289
Add: D&A	2	1	4	11	25
OIBDA	140	230	309	498	315

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q1’13	Q2’13	Q3’13	Q4’13	Q1’14
Operating margin	23.2%	26.2%	26.5%	26.0%	24.0%
Add: D&A	19.1%	19.3%	18.3%	17.0%	18.5%
OIBDA margin	42.4%	45.5%	44.8%	42.9%	42.5%

Russia	Q1’13	Q2’13	Q3’13	Q4’13	Q1’14
Operating margin	25.2%	26.6%	27.5%	27.5%	25.7%
Add: D&A	18.1%	18.8%	17.9%	16.2%	17.5%
OIBDA margin	43.3%	45.4%	45.4%	43.7%	43.3%

Ukraine	Q1’13	Q2’13	Q3’13	Q4’13	Q1’14
Operating margin	24.9%	30.0%	31.4%	31.3%	27.6%
Add: D&A	26.6%	22.5%	20.0%	21.0%	23.6%
OIBDA margin	51.5%	52.6%	51.5%	52.3%	51.2%

Armenia	Q1’13	Q2’13	Q3’13	Q4’13	Q1’14
Operating margin	21.1%	29.5%	33.2%	-1.7%	15.2%
Add: D&A	29.1%	22.8%	21.2%	28.2%	30.2%
OIBDA margin	50.3%	52.3%	54.4%	26.5%	45.4%

Turkmenistan	Q1’13	Q2’13	Q3’13	Q4’13	Q1’14
Operating margin	26.7%	32.9%	37.8%	59.5%	35.9%
Add: D&A	0.4%	0.2%	0.5%	1.3%	3.1%
OIBDA margin	27.1%	33.1%	38.3%	60.8%	39.0%

***

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Net debt can be reconciled to our consolidated statements of financial position as follows:

RUB mln	As of Dec 31, 2013	As of Mar 31, 2014
Current portion of debt and of capital lease obligations	25,064	25,046
Long-term debt and capital lease obligations	194,083	196,605
Total debt	219,147	221,651
Less:
Cash and cash equivalents	30,612	37,207
Short-term investments	14,633	39,073
Net debt	173,903	145,371

	Nine months ended Dec 31, 2013	Three months ended Mar 31, 2014	Twelve months ended Mar 31, 2014
RUB mln	A	B	C=A +B
Net operating income	80,180	23,437	103,617
Add: D&A	55,483	18,014	73,497
LTM OIBDA	135, 663	41,451	177,114

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

RUB mln	For three months ended Mar 31, 2013	For three months ended Mar 31, 2014
Net cash provided by operating activities	36,647	44,068
Less:
Purchases of property, plant and equipment	(9 194)	(8 654)
Purchases of intangible assets	(3 304)	(1 437)
Proceeds from sale of property, plant and equipment	140	123
Free cash flow	24,289	34,101

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013 (UNAUDITED)

(Amounts in millions of RUB except per share amount)

	Three months ended	Three months ended
	March 31, 2014	March 31, 2013

Net operating revenue
Service revenue and connection fees	91 469	87 172
Sales of handsets and accessories	6 093	5 683
	97 562	92 854
Operating expenses
Cost of services	(20 819)	(20 252)
Cost of handsets and accessories	(5 342)	(4 750)
Sales and marketing expenses	(5 045)	(5 166)
General and administrative expenses	(22 678)	(21 213)
Depreciation and amortization expense	(18 014)	(17 770)
Provision for doubtful accounts	(1 059)	(508)
Impairment of long-lived assets	—	(56)
Other operating expenses	(1 168)	(1 560)

Net operating income	23 437	21 578

Currency exchange and transaction loss	(3 766)	(1 470)

Other (expenses)/income:
Interest income	958	553
Interest expense, net of capitalized interest	(4 173)	(4 297)
Other income	576	266
Total other expenses, net	(2 639)	(3 478)

Income from continuing operations before provision for income taxes	17 032	16 629

Provision for income taxes	(3 792)	(3 474)

Net income from continuing operations	13 240	13 156

Net income from discontinued operations	—	51

Net income	13 240	13 207

Less net income attributable to the noncontrolling interest	(215)	(24)

Net income attributable to the Group	13 025	12 963

Other comprehensive income/(loss), net of taxes
Currency translation adjustment	(6 211)	(2 211)
Unrealized gains on derivatives	2 355	255
Unrecognized actuarial losses	(5)	(152)
Total other comprehensive loss, net of taxes	(3 861)	(2 108)
Total comprehensive income	9 379	11 100
Less comprehensive income attributable to the noncontrolling interests	(316)	(442)

Comprehensive income attributable to the Group	9 064	10 657

Weighted average number of common shares outstanding, in millions - basic and diluted	1 989	1 989

Earnings per share attributable to the Group - basic and diluted:

EPS from continuing operations	6.55	6.49
EPS from discontinued operations	—	0.03
Total EPS	6.55	6.52

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2014 (UNAUDITED) AND DECEMBER 31, 2013

(Amounts in millions of RUB)

	As of March 31,	As of December 31,
	2014	2013
CURRENT ASSETS:
Cash and cash equivalents	37 207	30 612
Short-term investments	39 073	14 633
Trade receivables, net	30 614	34 554
Accounts receivable, related parties	1 183	965
Inventory and spare parts	7 476	8 498
VAT receivable	6 245	6 651
Prepaid expenses and other current assets	20 328	20 763
Total current assets	142 126	116 676

PROPERTY, PLANT AND EQUIPMENT	261 467	270 660

INTANGIBLE ASSETS	73 798	74 329

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	13 486	13 393

OTHER INVESTMENTS	3 960	4 392

OTHER NON CURRENT ASSETS	8 021	6 074

Total assets	502 858	485 524

CURRENT LIABILITIES
Trade accounts payable	20 738	23 864
Accrued expenses and other current liabilities	55 866	49 619
Accounts payable, related parties	3 112	3 315
Current portion of long-term debt, capital lease obligations	25 046	25 064
Total current liabilities	104 762	101 862

LONG-TERM LIABILITIES
Long-term debt, capital lease obligations	196 605	194 084
Deferred income taxes	23 587	21 202
Deferred revenue and other long-term liabilities	9 521	9 391
Total long-term liabilities	229 713	224 677

Total liabilities	334 475	326 539

Redeemable noncontrolling interests	2 932	2 932

SHAREHOLDERS’ EQUITY:
	161 179	151 931
Total shareholders’ equity attributable to the Group
	4 272	4 122
Non-redeemable noncontrolling interest
TOTAL SHAREHOLDERS` EQUITY	165 451	156 053

Total liabilities and shareholders’ equity	502 858	485 524

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013 (UNAUDITED)

(Amounts in millions of RUB)

	Three months ended	Three months ended
	March 31, 2014	March 31, 2013

Net cash provided by operating activities - continuing operations	44 068	36 647
Net cash used in operating activities - discontinued operations	—	(378)
Net cash provided by operating activities	44 068	36 269

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(8 654)	(9 194)
Purchases of intangible assets	(1 437)	(3 304)
Proceeds from sale of property, plant and equipment	123	140
Purchases of short-term investments	(24 976)	(17 191)
Proceeds from sale of short-term investments	1 984	2 656
Net cash used in investing activities - continuing operations	(32 960)	(26 893)
Net cash provided by investing activities - discontinued operations	—	98
Net cash used in investing activities	(32 960)	(26 795)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of notes	(1 819)	—
Notes and debt issuance cost paid	(22)	—
Capital lease obligation principal paid	(10)	(53)
Dividends paid	(56)	(50)
Proceeds from loans	—	—
Loan principal paid	(2 865)	(10 856)
Other financial activities	23	(20)
Net cash used in financing activities - continuing operations	(4 749)	(10 979)
Net cash provided by/(used in) financing activities - discontinued operations	—	—
Net cash used in financing activities	(4 749)	(10 979)

Effect of exchange rate changes on cash and cash equivalents	236	76

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS:	6 595	(1 429)

CASH AND CASH EQUIVALENTS, at beginning of the period	30 612	22 014

CASH AND CASH EQUIVALENTS, at end of the period	37 207	20 585
Less cash and cash equivalents from discontinued operations, at end of period	—	(97)
CASH AND CASH EQUIVALENTS from continuing operations, at end of period	37 207	20 488

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: May 27, 2014